EGPI FIRECREEK, INC.
3400 Peachtree Road, Suite 111
Atlanta, Georgia 30326

March 18, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Security Solutions Group, Inc.
Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, EGPI Firecreek, Inc. (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on February 18, 2010 and amended on March 3, 2010 be withdrawn.

The Form S-1 Registration Statement is being withdrawn because the Company is amending the financial statements filed with the Registration Statement and renegotiating the terms of certain financings relating to shares subject to the Registration Statement.  The Company will re-file the Form S-1 Registration Statement as a new document.

The Company confirms that no securities have been offered, sold or issued by it in connection with the proposed public offering.

Any questions or comments on this request should be directed to David M. Rees at (801) 303-5730.

Very truly yours,

EGPI Firecreek, Inc.

/s/ Dennis Alexander
Dennis Alexander
Chief Executive Officer

cc:  David M. Rees, Vincent & Rees, LC